Exhibit 7(c)

FOR IMMEDIATE RELEASE

Contact: Media -   Gary Sullivan
                   (212) 969-1316
                   (203) 348-7649 (home)
                   gary_sullivan@acml.com (e-mail)

       Investors - Anne Drennan
                   (212) 969-6443


                ALLIANCE CAPITAL MANAGEMENT L.P. ANNOUNCES
           PROPOSED CHANGE IN OWNERSHIP STRUCTURE IN RESPONSE TO
                POSSIBLE PARTNERSHIP TAX STATUS EXPIRATION;
             TAKES NON-CASH WRITE-DOWN FOR CURSITOR INVESTMENT

New York, N.Y., June 24, 1997 -- To address a possible year-end change in the tax status of certain publicly traded partnerships, Alliance Capital Management L.P. (NYSE: AC) (Alliance) today announced plans for a new ownership structure whereby Unitholders may exchange their existing Units for publicly traded common stock in a new corporation, Alliance Capital Management Corporation II (ACMC II).

      Following the exchange, ACMC II will own the partnership interests of exchanging Unitholders and will receive its pro rata share of Alliance's earnings and distributions. Alliance currently expects its distribution policy will remain unchanged and that ACMC II will pay substantially all of its pro rata distributions, less income taxes, as dividends to its common stockholders.

      Alliance noted that it will not proceed with the proposed plans if, during the year, it determines that changes in federal tax law would make it preferable for Alliance to retain its current ownership form. Tax bills under Congressional consideration provide for permanent partnership tax status for certain publicly traded partnerships, including Alliance, but would subject those partnerships to a new excise tax on gross income.

      Dave H. Williams, Chairman and Chief Executive Officer, said, "If a change in Alliance's partnership tax status is necessary, the proposed new structure will enable Unitholders to continue participating in our growth while offering a more attractive form of ownership for potential new institutional investors."

      Alliance's 1996 net income and distributions were $2.27 and $2.19 per unit, respectively. On a pro forma basis, ACMC II's 1996 net income and dividends would have been an estimated $1.23 and $1.30 per share, respectively.

      Under the plan for a new ownership structure, Alliance Unitholders may contribute their Units in a tax-free exchange for an equal number of shares of ACMC II Class A common stock. Application will be made to list the Class A common stock on the New York Stock Exchange. Following the transaction, the Alliance partnership Units will be subject to severe restrictions on transferability and Alliance will become a private limited partnership, preserving its partnership tax status. In addition, The Equitable Life Assurance Society of the United States (Equitable), a wholly owned subsidiary of the Equitable Companies Incorporated (NYSE: EQ), is considering a cash alternative in the transaction to allow Unitholders to sell their Units to Equitable. The total cash amount in the transaction would be limited to approximately $300 million or a lesser amount in order to preserve an adequate float in the Class A Shares following the transaction. Equitable has not yet finally determined whether to include a cash alternative in the transaction, the amount thereof or the price per Unit it would offer to Unitholders.

      Equitable owns approximately 57% of Alliance's Units and, through its wholly owned subsidiary Alliance Capital Management Corporation (ACMC), a 1% general partnership interest in Alliance. Equitable has advised Alliance that it intends to vote in favor of the plan and that it will elect to retain its limited partnership interest in Alliance. As part of the conversion, ACMC will contribute its 1% general partnership interest in Alliance to ACMC II in exchange for Class B common stock and ACMC II will replace ACMC as the General Partner of Alliance. The Class B common stock voting rights will maintain Equitable's controlling interest in the General Partner.

      Shares of ACMC II's Class A common stock will be freely transferable as a publicly traded equity security, and shareholders will receive dividends paid out of ACMC II's after-tax income. Although ACMC II's income will be subject to federal, state and local income taxes, ACMC II expects these taxes will be reduced by amortization deductions over a 15-year term and will approximate 36% to 40% of pre-tax income in 1998.

      Unitholders electing to keep their Units will retain their current status with respect to Alliance's earnings and distributions. However, limited partnership Units after the conversion will not be transferable except under very limited circumstances.

      The proposed change in ownership structure is subject to customary regulatory approvals, final approval of the Board of Directors of Alliance's General Partner and the approval of a majority of Alliance's limited partners and certain other conditions. If adopted, the change in ownership structure is expected to become effective in December 1997 and Alliance will declare its fourth quarter 1997 distribution in December to Unitholders of record just prior to closing.

       Alliance also announced that a non-recurring non-cash charge of $121 million, or $1.40 per Unit, would be taken in the quarter ending June 30, 1997, to reduce the recorded value of goodwill and contracts associated with Alliance's acquisition of Cursitor Holdings, L.P. and Cursitor Holdings Limited. The non-recurring non-cash charge reflects Alliance's current view that Cursitor's continuing decline in assets under management and its reduced profitability, resulting from relative investment underperformance, no longer support the carrying value of its investment. Cursitor's assets under management have declined from $10.1 billion at the date of acquisition to $5.3 billion as of May 31, 1997. Cursitor specializes in providing global asset allocation services to institutional investors, representing less than 3% of Alliance's assets under management. Alliance noted the non-cash charge will not affect operating income or distributions per Unit.

      Mr. Williams noted, "The non-cash charge will ensure that the book value of this subsidiary is fairly represented to Unitholders and potential shareholders in the new corporation, based on our view at this time. Because of our strong capital base and solid operating earnings, we do not believe this non-recurring charge will significantly affect the continued profitable growth of our business. "

      Based on current market conditions, Alliance expects to report second quarter 1997 operating income (excluding the writedown of intangibles) of $0.66 per Unit, an increase of approximately 20% from second quarter 1996 net income. The second quarter 1997 net loss (inclusive of the writedown of intangibles) is expected to be $(0.74) per Unit. For the full year 1997, based on current market conditions, Alliance expects operating income per unit to be in the range of $2.68 to $2.73 , an increase of approximately 19% over full year 1996 net income. The full year 1997 net income, including the writedown of intangibles and costs associated with the proposed restructuring, is estimated within the range of $1.17 to $1.22 per Unit.

      In line with these estimates, Alliance expects to declare a second quarter distribution of $0.64 per Unit as compared to $0.55 and $0.60 per Unit for the quarters ended June 30, 1996 and March 31, 1997 respectively. Full year 1997 distributions are estimated to be in the range of $2.60 to $2.65 per Unit, versus $2.19 for full year 1996.

      Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors, the most significant of which include: the effect of general public securities market conditions and investment performance on the value of assets under management, fluctuations in the number of accounts and amount of assets under management, competition and changes in Alliance's regulatory environment. Such risks, uncertainties and other factors could cause actual results to differ materially from future
                                  -Continued-
results expressed or implied by such forward-looking statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in Alliance's Annual Report on Form 10-K for the year ended December 31, 1996.

      Worldwide, Alliance has $194 billion under management as of May 31, 1997, a 7% increase since the end of the first quarter of 1997. Alliance Capital, one of the largest publicly traded asset managers, manages retirement assets for many of the largest public and private employee benefit plans including 31 of the nation's Fortune 100 companies, public employee retirement funds in 33 states, as well as managing assets for foundations, endowments, banks and insurance companies. Alliance Capital is also one of America's largest mutual fund sponsors, with nearly three million shareholder accounts investing through the firm's diverse family of fund portfolios.

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